SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 30, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration	Corporate Taxpayer Registration
76.535.764/0001-43	02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A., based on art. 157 of Law 6,404/76, and CVM Instruction 358/02, hereby discloses to the market a decision rendered by the United States District Court of the Southern District of New York on March 24, 2006, as transcribed below:

“UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------------------------- x
INTERNATIONAL EQUITY INVESTMENTS, INC.
and CITIGROUP VENTURE CAPITAL
INTERNATIONAL BRAZIL, LLC, on behalf of itself           05 Civ. 2745 (LAK)
and Citigroup Venture Capital International Brazil, L.P.
(f.k.a. CVC/Opportunity Equity Partners, L.P.), Plaintiffs,
v.
OPPORTUNITY EQUITY PARTNERS, LTD.
(f.k.a. CVC/Opportunity Equity Partners, Ltd.) and
DANIEL VALENTE DANTAS,
Defendants.
-------------------------------------------------- x

STIPULATION AND ORDER

     Defendants having submitted a proposed Order to Show Cause, the Declaration of Veronica Dantas dated March 22, 2006, and the exhibit thereto, the Declaration of Julio Barreto, dated March 22, 2006, the Memorandum of Law in Support of Defendants’ Motion to Modify the Temporary Restraining Order Entered on March 16, 2006, and the record in this case; and Plaintiffs and Defendants having agreed to modify the Temporary Restraining Order Entered on March 16, 2006 as set forth below, it is hereby

     ORDERED that, pending further Order by this Court, Defendants, and all those persons in active concert or participation with them, are permitted to comply with any deadlines in the litigation pending in Brazil concerning the validity or effect of the Amendment to the Amended and Restated Shareholders’ Agreement dated as of September 12, 2003 (“Umbrella Agreement Litigation”) during such time as the Court has not decided Plaintiffs’ pending motion for a preliminary injunction; provided, however, that, pending the hearing and determination of the preliminary injunction motion, Defendants and all those in active concert or participation with them shall take no steps to reassert control of any Portfolio Company or their corporate parents, regardless of what ruling a Brazilian court might issue during said time in the Umbrella Agreement Litigation. Nothing herein shall otherwise modify the Temporary Restraining Order entered on March 16, 2006.

Dated: Albany, New York
March 24, 2006

CLEARY GOTLIEB STEEN & HAMILTON LLP
By: (signature)
Carmine D. Boccuzzi (CB-2177)
One Liberty Plaza
New York, New York 10006
(212) 225-2000
Attorneys for Plaintiffs

BOIES, SCHILLER & FLEXNER LLP
By: (signature)
Philip C. Korologos (PK-3299)
Howard Vickery (HV-4664)
Eric Brenner (EB-2177)
570 Lexington Avenue
New York, New York 10019
(212) 446-2300

George F. Carpinello (GC-4299)
10 North Pearl Street, 4th. Floor
Albany, New York 12207
(518) 434-0600
Attorneys for Defendants

SO ORDERED:

_______________________
Honorable Lewis A. Kaplan
United States District Judge”

Brasília, March, 29 2006.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:March 30, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer